Filed by Micrel, Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company:
Microchip Technology Incorporated
(Commission File No. 000-21184)

Micrel Acquisition

May 7, 2015

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[] Cautionary Statement:
Statements about the expected timing, financial impact and
effects of the proposed transaction, and other statements
in this presentation that are not historical facts, are
forward -looking statements made pursuant to the safe
harbor provisions of the Private Securities Litigation
Reform Act of 1995. These statements involve risks and
uncertainties that could cause actual results to differ
materially from such forward looking statements. Such risks
and uncertainties include the actual timing of the closing
of the acquisition, the satisfaction of the conditions to
closing in the acquisition agreement, any termination of
the acquisition agreement, the effect of the acquisition on
Microchip's and Micrel's existing relationships with
customers, employees and vendors and on Microchip's and
Micrel's respective operating results and businesses;
general economic, industry or political conditions in the
U.S. or internationally; and the risks described from time
to time in SEC reports including filings on Forms 10-K,
10-Q and 8-K. You can obtain copies of applicable Forms
10-K, 10-Q and 8-K and other relevant documents for free at
Microchip's website (www.microchip. com), at Micrel's
website (www.Micrel.com) or the SEC's website (www.sec.gov)
or from commercial document retrieval services. You are
cautioned not to place undue reliance on these forward
-looking statements, which speak only as of the date such
statements are made. We do not undertake any obligation to
publicly update any forward -looking statements to reflect
events, circumstances or new information after the date
hereof.
[] Additional Information and Where to Find It
Microchip will file a Registration Statement on Form S-4
that will include a proxy statement of Micrel in connection
with the acquisition transaction. Investors and security
holders are urged to read such document when it becomes
available because it will contain important information
about the transaction. Investors and security holders may
obtain free copies of such document (when it becomes
available) and other documents filed with the SEC at the
SEC's web site at www.sec.gov. Microchip, Micrel and their
directors and executive officers may be deemed to be
participants in the solicitation of proxies from the
shareholders of Micrel in connection with the acquisition
transaction. Information regarding the special interests of
these directors and executive officers in the transaction
will be included in the proxy statement/prospectus
described above. Additional information regarding the
directors and executive officers of Microchip is also
included in Microchip's proxy statement for its 2014 Annual
Meeting of Stockholders, which was filed with the SEC on
July 18, 2014. Additional information regarding the
directors and executive officers of Micrel is also included
in Micrel's Annual Report on Form 10-K/A, which was filed
with the SEC on April 24, 2015. These documents are
available free of charge at the SEC's web site at
www.sec.gov and as described above.

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Micrel Overview

[] High quality Analog franchise with attractive product
portfolio

[] Linear and Power Management (52%), LAN solutions (21%),
Timing and
Communications (25%) and Foundry Services (2%)

[] Diversified end markets

[] Industrial and Automotive (48%), Communications (36%)
and Consumer
(16%)

[] Technology leadership and innovation

[] Over 230 core new products introduced in the last 4
years

[] Over 400 patents granted

[] CY14 revenue of $248M

[] 52.1% non-GAAP gross margin; 9.4% non-GAAP operating
margin

[] Proprietary product line supports consistent
profitability

[] $95M cash and investments on the balance sheet at
3/31/15

[] No debt

[] Headquartered in San Jose, CA

[] 698 employees worldwide

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Diverse Customer Base Of
Industry Leaders

Industrial and Automotive

Communications

Consumer

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No customer } 10% of revenues

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Linear and Power
Solutions

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LAN Solutions

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Timing and Communication
Solutions

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Clock and Timing

Solutions

High Speed

Communications

Products

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Markets

Communication

s

Industrial and

Automotive

Consumer

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Compelling Strategic Rationale

[] Enhances Microchip's Analog product portfolio through
the addition of a rich portfolio of Linear and Power
Management products that complement our offerings

[] Expands Microchip's portfolio of LAN and connectivity
solutions, giving us a richer product offering and
additional applications and customers we can serve

[] Adds Timing and Communication products as a new set
of products and business unit to Microchip

[] Microchip's manufacturing and sales channel strengths
can extend the reach of Micrel's solutions into new
applications and markets

[] Adds strong patent portfolio of over 400 patents to
Microchip IP portfolio

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Transaction Summary

[] Transaction value of $839M representing $14/share

[] $744M net of Micrel's cash and investments

[] Micrel shareholders can elect to receive either
Microchip

shares or cash, but at least 42% of the transaction value

must be in shares

[] Transaction will initially be mildly dilutive on a non
GAAP

basis

[] Microchip expects to do a share buy back to emulate a

cash transaction

[] Expect transaction to be accretive on a non-GAAP basis
in

the first full quarter after the stock buy back

[] Expect transaction to close in early CQ3 2015

[] Will provide more guidance on revenue, gross margin,

synergy and EPS impact after the transaction closes

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Thank You!

www.microchip. com